September 4, 2009

Mr. Mark P. Shulman, Branch Chief — Legal Mr. Matthew Crispino Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop: 4561 Washington, D.C. 20549	Via EDGAR and Federal Express
Re:	Vuzix Corporation Amendment No. 2 to Registration Statement on Form S-1 filed July 13, 2009 (File No. 333-160417)
Gentlemen:
     On behalf of Vuzix Corporation (the “Registrant”), attached for your review is a copy of Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-160417 (as previously amended, the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof via EDGAR and marked to show changes from the Registration Statement filed with the Commission on July 13, 2009.
     The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 13, 2009, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers in the Amendment.
General
1.   In your response letter, please tell us whether you will select an offering price prior to the effective date. If you plan to identify an offering price range in the filing that is declared effective and thereafter specify the offering price in a prospectus filed in accordance with Rule 424(b), please revise the cover page so that it shows pricing information in a price-range format. Confirm that in either case you will file a pre-effective amendment that discloses that price and includes all price-dependent information.
The Registrant plans to identify an offering price prior to the effective date. The Registrant confirms that it will file a pre-effective amendment that discloses that price and includes all price-dependent information.

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

2.   Your disclosure throughout the prospectus assumes that you will receive the full amount of the offering. Revise your disclosure in the prospectus summary and throughout the body of the prospectus to show the impact of receiving proceeds at varying levels, e.g., 10%, 25%, 50%, 75% and 100% of the shares being sold. This comment is applicable to sections of the filing such as Use of Proceeds section, Capitalization, Dilution section, and the liquidity discussion in Management’s Discussion, for example.
We respectfully note that the offering is now being conducted on a best efforts basis, subject to the receipt of minimum gross proceeds of Cdn $6,000,000. The requested disclosure has been made taking the minimum offering proceeds into account. Please see the Use of Proceeds, Capitalization, Dilution and Liquidity and Capital Resources sections in the Amendment.
Cover Page
3.   In the second sentence of the first paragraph, state that the offering is conducted on a best efforts, no minimum basis. Please make similar revisions to your prospectus summary and other areas of your prospectus, as appropriate.
We respectfully note that the offering is now being conducted on a commercially reasonable efforts basis, subject to the receipt of minimum gross proceeds of Cdn $6,000,000. The prospectus summary and other areas of the prospectus have been revised accordingly. Please see the cover page and prospectus summary in the Amendment.
4.   In the context of a best-efforts, no minimum offering, the presentation of the proceeds table does not appear to be necessary or appropriate. Instead simply state the maximum gross and net proceeds that you may receive and accompany that information with a statement that you may not receive any proceeds from the offering. Also, state concisely the period during which the offering will be conducted. Also, briefly indicate that the number of shares offered may be increased in circumstances you describe concisely.
We respectfully note that the offering is now being conducted on a commercially reasonable efforts basis, subject to the receipt of minimum gross proceeds of Cdn $6,000,000 and the proceeds table has been revised accordingly. The cover page has also been revised to state the period during which the offering will be conducted. Please see the cover page in the Amendment.
The Registrant does not contemplate that the number of shares offered will be increased under any circumstances except upon exercise of the agents’ overallotment option on the terms described in the Amendment.
5.   The information you provide in footnotes (3) and (4) to the proceeds table is more detailed than necessary to inform potential investors of the general terms of the compensation the selling agents may receive. Your cover page disclosure should be limited to information that is required by Item 501 of Regulation S-K or that you believe is key information that must be provided to the potential investors to introduce them to the company and its offering. The

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

information you provide on the cover page in this regard is also provided at page 3. Consistent with Rule 421(d), the forepart of your filing should not reiterate information and should be concise. Details regarding compensation should be presented in the Underwriting section, which you can reference on the cover page.
The requested deletions have been made. Please see the cover page in the Amendment.
6.   We note that the offering price is presented in Canadian dollars. Clarify whether the payments by investors in the US must be in Canadian dollars or will be accepted by Canaccord Adams, Inc. if provided in US dollars. If payments in US dollars will be accepted, concisely state how the exchange rate used will be computed.
The requested revisions have been made. Please see the cover page in the Amendment.
7.   You refer to the “closing date” and to the “closing of the offering” throughout the filing. In the prospectus, concisely explain when the closing will occur and clarify the length of the period between an investor’s payment of funds and delivery of those funds to the company (and the related issuance of shares to investors). In your response letter, explain in detail when subscription proceeds will be received by the selling agents and explain how and where those proceeds will be held before they are delivered to the issuer.
The requested revisions have been made. Please see the cover page in the Amendment.
The Registrant’s agents will receive subscription proceeds at the closing and those proceeds will immediately be transferred to the Registrant. Accordingly, neither the Registrant nor the agents have made any arrangements to place such funds in an escrow, trust, or similar account. The cover page in the Amendment has been revised accordingly.
8.   In your response letter, please tell us whether you believe you will satisfy all applicable listing standards of the TSX-V irrespective of the number of securities you sell in the best efforts, no-minimum offering. If you must sell a portion of the offered securities in order to satisfy one or more of the listing criteria, please modify your reference to the listing application as appropriate.
We respectfully note that the offering is now being conducted on a commercially reasonable efforts basis, subject to the receipt of minimum gross proceeds of Cdn $6,000,000. The Registrant believes that, subject to the receipt of the minimum gross proceeds from the offering, it will satisfy all applicable listing standards of the TSX-V. Accordingly, the Registrant believes that no modification of the disclosure regarding the listing application is necessary.

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

Inside Cover Page
9.   We note that you have included several pages of graphics. In your response letter, please explain how the artwork will be presented. In particular, tell us whether you will use a gatefold presentation for the inside cover that will set out two of the pages of artwork as the inside cover.
The artwork will be presented as a gatefold for the inside cover of the prospectus.
General Matters, page ii
10.   Between the cover page and the prospectus summary you may only present information that may be provided on the inside front cover under Item 502 of Regulation S-K. While you may retain the prospectus delivery legend on the inside cover page, please move the remaining General Matters discussion and the section that follows on Use of Market and Industry Data after the risk factor disclosure so that it does not interrupt the flow of the information required by Rule 421(b).
The requested revisions have been made. Please see page 24 of the Amendment.
Prospectus Summary, page 1
11.   Please balance your summary by briefly discussing the most material challenges and risks facing your company. For example, consider highlighting your history of operating losses, your reliance on a limited number of customers for a significant amount of your revenues, and that your management will continue to own a significant percentage of your outstanding common stock following completion of this offering. Please provide this information, which would be useful to investors being introduced to your company, under the subheading “Company Overview.”
The requested disclosure has been made. Please see page 1 of the Amendment.
12.   In describing the “over-allotment option” on page 3, you state that the warrants in this option will only be issued for the purpose of distribution of units to purchasers. Please clarify the purpose for which shares covered by the option might be utilized and how it differs from that regarding the related warrants.
Both the shares of common stock and warrants issuable upon exercise of the options will be issued only for the purpose of distribution of units to purchasers and the description of the over-allotment option in the prospectus summary and throughout the summary has been revised accordingly. Please see the prospectus summary in the Amendment.

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

Risk Factors, page 8
13.   Item 503(c) of Regulation S-K requires that you “set forth each risk factor under a subcaption that adequately describes the risk.” Many of your current risk factor subcaptions do not adequately describe the risk to investors. As examples, we note the following subcaptions:
•	“We have a limited operating history in the Video Eyewear products industry”;
•	“Our US government defense contracts and subcontracts are subject to procurement laws and regulations”; and
•	“Our Video Eyewear products require ongoing research and development.”
     Please review each risk factor and revise as necessary to succinctly state in your subheading the risks that result from the facts or uncertainties facing the company or this offering. Generally speaking, you will best accomplish this by phrasing the risk factor subcaption in the form of a statement of cause and effect, “If X, then Y” or “Because of X, Y is probable.”
The requested revisions have been made. Please see the revised subheadings in the Risk Factors section of the Amendment.
14.   Please provide your assessment of whether the uncertainty regarding the existence of an effective registration statement relating to the exercise of the warrants included in the units poses a material adverse risk to investors that should be discussed in this section. In addition, please consider whether there are material uncertainties regarding your ability to confirm to applicable requirements of state securities registration laws with respect to the exercise of such warrants.
Upon consideration, the Registrant has concluded that the uncertainty regarding the existence of an effective registration statement relating to the exercise of the warrants included in the units poses a material adverse risk to investors that should be discussed in the Risk Factor section and the section has been revised accordingly. Please see page 19 of the Amendment.
“We have a limited operating history...,” page 7
15.   You disclose in this risk factor that you began selling your monocular eyewear products six years ago and shipped your first binocular Video Eyewear model over four years ago. Given this history of operations, please explain why you believe you have an insufficient amount of past experience upon which investors may evaluate your business and prospects.
Notwithstanding that it sold its first monocular eyewear products six years ago and its first binocular eyewear products four years ago, the Registrant believes that it has an insufficient amount of past experience upon which investors may evaluate its Video Eyewear business and its prospects in the Video Eyewear market because until 2008 the Registrant derived the majority

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

of its revenues from sales of night vision display electronics to defense contractors and from sales directly to the US Department of Defense, primarily for engineering programs. Although the technologies upon which the Registrant’s night vision display electronics products are based are similar to those incorporated in the Registrant’s Video Eyewear products and although the engineering services the Registrant has provided under contract with the US Department of Defense are applicable to development of the Registrant’s Video Eyewear, those products and services and the markets for them are substantially different from Registrant’s Video Eyewear products (even those Video Eyewear products targeted to the defense markets) and the markets for them. In particular there are few alternatives to near-to-eye displays in the defense markets where privacy, security, covertness, wearability, size and portability have strategic advantages. In the consumer markets these are typically not issues and therefore the consumer can look directly at alternative direct view display technology. Additionally microdisplay technology is relatively more expensive than direct view displays and has lower resolutions and an overall product form factor that is not attractive to many consumers. In contrast, these criteria are not an issue in defense markets.
“Our business depends on our development of new products and technologies.” Page 10
16.   We note your statement in this risk factor that rapid technological change in your industry imposes pricing pressure on your products. Please quantify the impact such pressure has had on your prices and operating results over the last two years. Also, please address in your Management’s Discussion the extent to which material increases in your sales over the past two years are attributable to increases in the prices of your products. See Item 303(a)(3)(iii).
The requested disclosure has been made. Please see the revised risk factor on page 10 of the Amendment and the Management’s Discussion and Analysis section of the Amendment.
“If we fail to implement and maintain an effective system of internal controls, “ page 21
17.   We note the following statement in this risk factor: “Under the SEC rules currently in effect, both the management assessment of your internal control over financial reporting and the attestation of management’s assessment by our independent registered public accountants will first apply to our annual report for the 2009 fiscal year.” However, Instruction 1 to Item 308 of Regulation S-K states that a registrant does not have to comply with the requirements in Item 308 to provide management’s report on the registrant’s internal control over financial reporting or an attestation report from the registrant’s accountants until it either had been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year. Accordingly, it does not appear that you will be required to provide either management’s report or your accountant’s attestation report for your 2009 fiscal year. Please revise the disclosure in this risk factor accordingly.

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

The requested revision has been made. Please see the revised risk factor on page 21 of the Amendment.
Use of Proceeds, page 25
18.   Expand your disclosure to discuss how your plans for use of proceeds from this offering will change if less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation S-K. Also, we note your disclosure that you plan to use $916,065 of the net proceeds from this offering to repay the outstanding principal and interest on your lines of credit and notes payable. Please set forth the interest rate and maturity of such indebtedness. See Instruction 4 to Item 504. Ensure that your statements regarding any intent to repay debt are accompanied by disclosure that informs stockholders that there can be no assurance that you will receive sufficient offering proceeds to pay any of the debts that you hope to repay with offering proceeds.
The requested disclosure has been made. Please see the Use of Proceeds section of the Amendment.
Critical Accounting Policies and Significant Developments and Estimates
Stock-based Compensation, page 36
19.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issues;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

•	The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;

•	The amount and timing of expense recognition; and

•	Indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

     Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
The requested information is set forth on Exhibit B to this letter. Each option disclosed on Exhibit A is exercisable to purchase shares of the Registrant’s common stock and was granted as incentive compensation. No adjustment was made in determining the fair value of the underlying shares of common stock for any option. For each option, the fair value of the underlying shares of common stock was determined based on the most recent cash sale of common stock in an arm’s length transaction with an unrelated third party. There are no special conversion features in any of these grants and accordingly no value was assigned or impacted the Registrant’s financial statements. In each case, expense is recognized over the vesting period of the option. Each option vests over 48 months from the date of grants except for the option granted to Robert Mechur on October 31, 2008 which vests over 12 months from the date of grant. The Registrant confirms that it will provide the Staff with updates to the requested information for all equity related transactions subsequent to the request through the effective date of the registration statement.
20.   Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports on or current cash sales transactions of the same or a similar company security to a willing unrelated party. Revise your disclosures to clearly indicate how you determined this fair value and the impact of this assumption on your stock option.
The Registrant determined the fair market value of its common stock at each grant date based on the most recent cash sale of common stock in an arm’s length transaction with an unrelated third party. During each of the Registrant’s last four fiscal years, the Registrant engaged in at least one such transaction. This valuation method assumption had no material impact other than a fair market valuation determined on our net book value, which would be inconsistent for valuation purposes.
The requested revisions have been made. Please see the Stock-based Compensation in the notes to the financial statements included in the Amendment.

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

Results of Operations, page 37
21.   Ensure that your MD&A discusses the changes in the mix of products being sold as summarized in the table included in Note 23 — Product Revenue of your financial statements. In addition, ensure that your discussion includes an analysis of whether these increases are expected to continue.
Upon review, the Registrant has revised the Management’s Discussion and Analysis section in response to the comment above. Please see the Management’s Discussion and Analysis section of the Amendment.
Liquidity and Capital Resources, page 40
22.   Revise the filing to disclose why your accounts receivable declines at the end of December 31, 2008. This discussion should identify any incentives provided to solicit an early collection, any revision in payment terms with your customers, or a completion of a significant customer order. Also, discuss the impact of the reduction in your accounts receivable on your cash flows and your liquidity as this event appears to have had a significant impact. That is, the increase appears to have been significant that without its effects you would have needed external financing.
The requested revisions and additional disclosure have been made. Please see the Liquidity and Capital Resources section of the Amendment.
23.   Your disclosure within Note 11 — Long-term Debt that a $500,000 convertible note payable was due on January 1, 2009 and is still outstanding. Revise your capital resource discussion to include an analysis of the impact of the extending this maturity date on your liquidity including the impact if no extension was granted.
The requested revision has been made. Please see the Liquidity and Capital Resources section of the Amendment.
24.   You state that you will have sufficient cash to meet your liquidity needs “taking into account the anticipated proceeds of the sale of [y]our securities.” Your disclosure should discuss your liquidity without taking into account these anticipated proceeds. Further, if you will not have sufficient cash to satisfy your liquidity needs, explain how you determined that there is no uncertainty in your going concern assumption in preparing your financial statements.
The requested disclosure has been made. Please see the Liquidity and Capital Resources section of the Amendment.

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

The Registrant determined that there was no uncertainty in its going concern assumption in preparing its financial statements as of and for the period ended December 31, 2008 for the reasons set forth below:
•	the Registrant had no debt covenants that could result in the default of outstanding debt;

•	more than half of the Registrant’s accounts payable were owed to suppliers that are shareholders of the Registrant and who have a long history of extending credit on favorable terms to the Registrant;

•	the Registrant’s operating budget for 2009 provided for positive cash flows from operations during 2009;

•	management has consistently (since 2002) demonstrated its ability to raise capital in adverse market conditions and continue the Registrant’s operations; and

•	the Registrant anticipated completing an initial public offering or other equity financing during 2009, of which $300,000 was secured in January 2009.
The Registrant also considered that its cash loss for its first two quarters of 2009 was $1,338,856 less versus the corresponding period in 2008 and that the improved results were achieved in a quarter that is not historically the Registrant’s strongest. Further, the Registrant’s operating plan provides for it to have positive operating cash flow in the months from September through December 2009 due to seasonally increased consumer product sales and the commencement of several defense related engineering and product programs.
Manufacturing, page 55
25.   We note that you purchase almost all of the microdisplays used in your products from Kopin and eMagin. In your response letter, please explain in greater detail why you believe that you are not dependent upon these suppliers in order to continue to operate your business effectively. Also, please describe your contractual arrangements with these suppliers. We note your disclosure on page 17 that you purchase products from Kopin and eMagin pursuant to purchase orders. Please tell us if you have a master agreement with either supplier. If you do, please tell us what consideration you have given to filing each such agreement as an exhibit to your registration statement. See Item 601(b)(10)(ii)(B) of Regulating S-K. Also, we note your disclosure on page 53 that 63.8% of your sales in 2008 were derived from providing goods and services to the U.S. government, and that 80.7% of such sales were derived from subcontracts with Kopin and DRS. We note that you have not filed any agreements with Kopin or DRS as exhibits. Please provide us with your analysis as to whether you are substantially dependent on any of your agreements with these companies.
Upon consideration, the Registrant has concluded that it may be deemed to be dependent upon Kopin and eMagin to continue to operate its business effectively and the disclosure regarding its relationship with its suppliers has been revised accordingly. Please see the Manufacturing section in the Amendment. As described in the Registration Statement, the Registrant purchases microdisplays from Kopin and eMagin on a purchase order basis and has no master agreement or other contractual arrangement with these suppliers. Likewise, the sales we derive as a vendor to

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

Kopin and DRS are not made pursuant to any master agreement or other contractual arrangement but are made on a purchase order basis. Accordingly, the Registrant has determined that there are no agreements with Kopin, eMagin or DRS on which it is substantially dependent and which should be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
Management, page 58
26.   We note that Mr. Russell resides in Vancouver, British Columbia. Please tell us whether there are any risks to potential investors associated with the company’s reliance on a chief financial officer that lives a significant distance from the company’s headquarters. For example, please advise if you believe it poses a risk to the company’s internal control over financial reporting. Also, please tell us the extent to which Mr. Russell is able to and does perform services at the company’s headquarters.
Upon consideration, the Registrant has concluded that Mr. Russell’s residence in Vancouver presents a potential risk to investors and the registration statement has been revised accordingly. Please see page 15 of the Amendment.
Mr. Russell has residences in both Vancouver, British Columbia and in a suburb of Rochester, New York. Mr. Russell has maintained his Rochester residence for four years. During the last three years, Mr. Russell has averaged over 50% of his working business days in Rochester or on international business on behalf of the Registrant. When he is not physically in the Registrant’s Rochester office, he is in full contact by phone and email and has full access remotely to all the Registrant’s business and financial systems on a secure basis. From an internal control standpoint, Mr. Russell is not involved in any of the daily accounting functions, all of which are performed by the Registrant’s controller.
27.   Please disclose the term of office for each of your directors and directors elect. See Item 401(a) of Regulation S-K.
The requested disclosure has been made. Please see page 58 of the Amendment.
Summary Compensation Table, page 61
28.   Please tell us if the company had any executive officers other than Messrs. Travers and Russell whose total compensation, as computed in accordance with Instruction 1 to Item 402(m)(2), exceeded $100,000 in fiscal year 2008.
Other than Messrs. Travers and Russell, the Registrant had no executive officer whose total compensation, as computed in accordance with Instruction 1 to Item 402(m)(2), exceeded $100,000 in fiscal year 2008.

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

Related Party Transactions, page 73
29.   We note your disclosure on page 25 and 26 regarding an outstanding debt owed to your CEO under a revolving loan agreement entered into in 2008 and your agreements with your CEO and CFO for payment of deferred compensation and repayment of outstanding loans made to you more than five years ago. Please include a discussion of these debts in this section or tell us why you believe such disclosure is not required. See Item 404(d)(1) of Regulation S-K.
Upon consideration, the Registrant has concluded that a discussion of those debts should be included in the Related Party Transaction section and that section has been revised accordingly. Please see the Related Party Transaction section of the Amendment.
Board of Directors, page 74
30.   Your disclosure on page 58 indicates that Mr. Lee is currently a member of your board of directors, having joined the board in June 2009. The disclosure in this section states that your board currently consists of only two members, your CEO and CFO. Please revise your disclosure to resolve this discrepancy.
The requested revision has been made. Please see page 74 of the Amendment.
Description of Capital Stock, page 78
31.   Please provide a materially complete description of the warrants being sold in the offering. See Item 202(c) of Regulation S-K. Also, describe the factors considered in determining their exercise price of the warrants. See Item 505(b) of Regulation S-K.
The requested disclosure has been made. Please see the Description of Capital Stock section of the Amendment.
Series C Preferred Stock, page 79
32.   Please file the certificate of designation for your Series C Preferred Stock as an exhibit to the registration statement.
We respectfully note that the certificate of designations for the Registrant’s Series C Preferred Stock is included in the Registrant’s certificate of incorporation filed as Exhibit 3.1 to the Registration Statement.
Convertible Debt, page 80
33.   We note the discussion in this section concerning the $500,000 convertible promissory note you issued to a lender in September 2006. Note 11 to your consolidated financial

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

statements indicates that this promissory note was issued to a related party and that you may be in default on the loan. Please tell us why the note is not discussed in the related party transaction section on page 73 or filed as an exhibit to the registration statement. Also, please tell us what consideration you gave to discussion this is loan, your plans to replay the loan and any resulting impact on your liquidity in your Use of Proceeds discussion and in the liquidity section of your Management’s Discussion.
Upon consideration, the Registrant has concluded that a discussion of that promissory note should be included in the Related Party Transaction section and that section has been revised accordingly. Please see the Related Party Transaction section of the Amendment.
The Registrant determined that the promissory note did not need to be filed as an exhibit to the Registration Statement under Item 601(4) of Regulation S-K. Although Item 601(4)(ii) requires that all instruments defining the rights of holders of long-term debt of a registrant be filed as exhibits to a registration statement, Item 601(4)(iii) provides that a registrant is not required to file:
“(A) Any instrument with respect to long-term debt not being registered if the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis and if there is filed an agreement to furnish a copy of such agreement to the Commission upon request; [or]

(B) Any instrument with respect to any class of securities if appropriate steps to assure the redemption or retirement of such class will be taken prior to or upon delivery by the registrant of the securities being registered”.
We note that the Registrant’s total assets as of March 31, 2009 were $5,277,583 and, accordingly, the principal amount of the promissory note does not exceed 10% of the Registrant’s total assets and that the exhibit index included the Registration Statement sets forth the Registrant’s agreement to furnish to the Commission upon request a copy of agreements not filed as exhibits in reliance upon Item 601(4)(iii)(A).
We further note that, as disclosed in the Registration Statement, the Registrant proposes to repay the entire outstanding principal amount of the promissory note, together with all accrued and unpaid interest thereon, from the proceeds of the offering. We respectfully submit that payment in full of the Registrant’s obligations under the promissory note would constitute “redemption or retirement” of the securities represented thereby for purposes of Item 601(4)(iii)(B) and, accordingly, the Registrant is entitled to not file the promissory note as an exhibit to the Registration Statement in reliance on Item 601(4)(iii)(B).

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

Legal Matters, page 90
34.   Please tell us why this section refers to counsel’s views regarding the validity of the shares of common stock offered by the prospectus, but does not reference the units or the warrants included in those units, or counsel’s view regarding whether the warrants will be binding obligations of the company that will be enforceable in accordance with their terms.
The opinion of legal counsel to the Registrant to be filed as an exhibit to the Registration Statement will cover all those matters required under Item 601(b)(5) of Regulation S-K and the disclosure has been revised accordingly. Please see the Legal Matters section of the Amendment.
Note 2 — Nature of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-10
35.   Tell us whether your product sales arrangements include more than one element or deliverable. If so, tell us how you identify each element and explain how you allocate the arrangement fee to each of those elements. Further, describe whether your products contain any embedded software. If so, provide us with the evaluation that you used to determine that the software is incidental. See paragraph 2 and footnote 2 of SOP 97-2. In addition, tell us whether you provide any maintenance or similar service along with your products.
The Registrant’s product sales arrangements do not include more than one element or deliverable. The entire product is delivered at the time of first sale to the customer. The firmware is not sold separately and would only work with one of the Registrant’s products. From time to time, free upgrades have been made available — usually to add some new level of functionality. The software the Registrant includes is just firmware that is incidental to the product. Footnote 2 to paragraph 2 of SOP 97-2 provides the following indicators of whether software is incidental to a product as a whole:
(a)	the firmware is not sold separately nor is it marketed separately in a significant way;

(b)	the Registrant does not sell customer support contracts and only offer a standard product warranty. To date the Registrant has only offered a software upgrade on two of its consumer products and both have been free of charge for any customer who wanted them;

(c)	the Registrant's development of the firmware is not significant in relation to the overall development costs of each its products;

(d)	the Registrant's firmware is not useable on other or competing products;

(e)	no software is required for troubleshooting or regular maintenance of the Registrant's products;

(f)	the Registrant does not offer modification or customization services on its firmware to any end customers; and

(g)	there are no multiple deliveries and there is only one element to the Registrant's products — the video eyewear with its embedded firmware.

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

Based on these above criteria, the Registrant believes that its firmware and software is incidental.
Earnings per share, page F-12
36.   We note that your Series C Preferred Shares are participating shares since they are entitled to participate ratably on an as converted bases in any dividends paid on your common shares (see page 79). In these instances, the participating shares should be included in basis using the two-class methods. See paragraphs 60 and 61 of SFAS 128 and EITF 03-6.
SFAS 128 recommends that the if-converted method should only be used for those securities that are convertible into common stock if the effect is dilutive. In the Registrant’s case if the Series C Preferred Shares were treated as converted, due to the Registrant’s losses the effect of the accrued dividend would be anti-dilutive.
37.   We note that you have included convertible notes and preferred shares using the treasury stock method. Explain why this is the proper method instead of the as-if-converted method. See paragraph 26 of SFAS 128. Further, your description of diluted earnings per shares should refer to warrants.
The Registrant has determined that in both cases the impact of conversion of the notes and preferred shares after the add-back of interest and dividends would be anti-dilutive. The disclosure has been revised to state that the as-if-converted method has been used.
Note 23 — Product Revenues, page F-25
38.   Please consider providing product revenue for the interim periods in addition to the year end information included in the table. In this regard, this information should be consistent with the periods included n your financial statements.
The requested disclosure has been made. Please see Note 23 — Product Revenues in the financial statements included in the Amendment.
Part II Information
Item 16, Exhibits and Financial Statement Schedules, page II-6
39.   Provide the consents of Frank Zammataro, Kathryn Sayko and Bernard Perrine that are specified in Rule 438.
The requested disclosure has been made. Please see Exhibits 99.1, 99.2 and 99.3 to the Amendment.

Securities and Exchange Commission
Division of Corporation Finance
September 4, 2009

Item 17, Undertakings, page II-6
40.   Since your transaction is a continuous offering to be made pursuant to Rule 415, expand this section to include the undertakings at Item 512(a) of Regulation S-K.
The requested disclosure has been made. Please see Item 17 of the Amendment.
Please do not hesitate to call me at (585) 238-3576, or my colleague, Lawrence Kallaur, at (585) 238-3530, if you have any questions or would like any additional information regarding this matter.
Very truly yours,
/s/ Robert F. Mechur
Robert F. Mechur
cc:	Mr. Paul J. Travers Mr. Grant Russell

Exhibit A

						Fair Value of
	Type	Shares Issuable		Exercise Price per	Fair Market Value	Underlying Shares	Amount of Expense
Name of Holder	of Grant	upon Exercise	Date of Issuance	Share	per Share	at Grant Date	Recognized
Adam Travers	Incentive Stock Option	60,000	5/1/2009	$0.150	$0.150	$9,000	$5,521
Grant Russell	Nonqualified Stock Option	200,000	5/1/2009	$0.15000	$0.15000	$30,000	$18,405
Steven Ward	Incentive Stock Option	150,000	5/1/2009	$0.15000	$0.15000	$22,500	$13,804
Abigail Kennedy	Incentive Stock Option	15,000	5/1/2009	$0.15000	$0.15000	$2,250	$1,380
Brian Degus	Incentive Stock Option	35,000	5/1/2009	$0.15000	$0.15000	$5,250	$3,221
Charles Moyer	Incentive Stock Option	10,400	5/1/2009	$0.15000	$0.15000	$1,560	$957
Christina Ashley	Incentive Stock Option	25,000	5/1/2009	$0.15000	$0.15000	$3,750	$2,301
Craig Travers	Incentive Stock Option	100,000	5/1/2009	$0.15000	$0.15000	$15,000	$9,202
Dana Greutman	Incentive Stock Option	10,400	5/1/2009	$0.15000	$0.15000	$1,560	$957
David Lock	Incentive Stock Option	100,000	5/1/2009	$0.15000	$0.15000	$15,000	$9,202
David Reussow	Incentive Stock Option	5,000	5/1/2009	$0.15000	$0.15000	$750	$460
Fredrick Kuhs	Incentive Stock Option	10,000	5/1/2009	$0.15000	$0.15000	$1,500	$920
Fujii Keiichiro	Incentive Stock Option	100,000	5/1/2009	$0.15000	$0.15000	$15,000	$9,202
Ian Sinclair	Incentive Stock Option	150,000	5/1/2009	$0.15000	$0.15000	$22,500	$13,804
James Donnelly	Incentive Stock Option	75,000	5/1/2009	$0.15000	$0.15000	$11,250	$6,902
James Schultz	Incentive Stock Option	10,000	5/1/2009	$0.15000	$0.15000	$1,500	$920
Jay Bischalaney	Incentive Stock Option	50,000	5/1/2009	$0.15000	$0.15000	$7,500	$4,601
Joe Rodibaugh	Incentive Stock Option	100,000	5/1/2009	$0.15000	$0.15000	$15,000	$9,202
John Burtis	Incentive Stock Option	150,000	5/1/2009	$0.15000	$0.15000	$22,500	$13,804
John Stuart	Incentive Stock Option	15,000	5/1/2009	$0.15000	$0.15000	$2,250	$1,380
Kelli Doe	Incentive Stock Option	25,000	5/1/2009	$0.15000	$0.15000	$3,750	$2,301
Masakazu Kobayashi	Incentive Stock Option	20,000	5/1/2009	$0.15000	$0.15000	$3,000	$1,840
Matt Voss	Incentive Stock Option	35,000	5/1/2009	$0.15000	$0.15000	$5,250	$3,221
Michael Artz	Incentive Stock Option	10,000	5/1/2009	$0.15000	$0.15000	$1,500	$920
Michael Joyner	Incentive Stock Option	10,920	5/1/2009	$0.15000	$0.15000	$1,638	$1,005
Mike Fedyk	Incentive Stock Option	15,000	5/1/2009	$0.15000	$0.15000	$2,250	$1,380

						Fair Value of
	Type	Shares Issuable		Exercise Price per	Fair Market Value	Underlying Shares	Amount of Expense
Name of Holder	of Grant	upon Exercise	Date of Issuance	Share	per Share	at Grant Date	Recognized
Peter Burke	Incentive Stock Option	10,920	5/1/2009	$0.15000	$0.15000	$1,638	$1,005
Phuong Yeh	Incentive Stock Option	10,000	5/1/2009	$0.15000	$0.15000	$1,500	$920
Robert Pille	Incentive Stock Option	10,000	5/1/2009	$0.15000	$0.15000	$1,500	$920
Robert Reay	Incentive Stock Option	50,000	5/1/2009	$0.15000	$0.15000	$7,500	$4,601
Robert Schultz	Incentive Stock Option	50,000	5/1/2009	$0.15000	$0.15000	$7,500	$4,601
Scott Chapman	Incentive Stock Option	10,400	5/1/2009	$0.15000	$0.15000	$1,560	$957
Scott Hentz	Incentive Stock Option	45,000	5/1/2009	$0.15000	$0.15000	$6,750	$4,141
Shane Porzio	Incentive Stock Option	100,000	5/1/2009	$0.15000	$0.15000	$15,000	$9,202
Stacey Faugh	Incentive Stock Option	10,000	5/1/2009	$0.15000	$0.15000	$1,500	$920
Steve Smith	Incentive Stock Option	75,000	5/1/2009	$0.15000	$0.15000	$11,250	$6,902
Steven Hornos	Incentive Stock Option	15,000	5/1/2009	$0.15000	$0.15000	$2,250	$1,380
Sue Harris	Incentive Stock Option	10,000	5/1/2009	$0.15000	$0.15000	$1,500	$920
Therese Travers	Incentive Stock Option	25,000	5/1/2009	$0.15000	$0.15000	$3,750	$2,301
Tracy Bush	Incentive Stock Option	7,500	5/1/2009	$0.15000	$0.15000	$1,125	$690
Wilfred Clay	Incentive Stock Option	10,000	5/1/2009	$0.15000	$0.15000	$1,500	$920
Peter Artz	Incentive Stock Option	150,000	5/1/2009	$0.15000	$0.15000	$22,500	$13,804
Stephen Glaser	Incentive Stock Option	125,000	5/1/2009	$0.15000	$0.15000	$18,750	$11,503
Vinny Ferrer	Incentive Stock Option	125,000	5/1/2009	$0.15000	$0.15000	$18,750	$11,503
David Lock	Nonqualified Stock Option	250,000	11/1/2008	$0.15000	$0.15000	$37,500	$23,006
Mike Hallett	Incentive Stock Option	121,424	11/1/2008	$0.15000	$0.15000	$18,214	$11,174
Peter Artz	Incentive Stock Option	75,000	11/1/2008	$0.15000	$0.15000	$11,250	$6,902
Robert Mechur	Nonqualified Stock Option	142,864	10/31/2008	$0.15000	$0.15000	$21,430	$13,147
Ron Haidenger	Incentive Stock Option	320,000	6/30/2008	$0.20000	$0.20000	$64,000	$39,263
Shane Porzio	Incentive Stock Option	160,000	6/30/2008	$0.20000	$0.20000	$32,000	$19,632
Barry Eagan	Incentive Stock Option	320,000	6/30/2008	$0.20000	$0.20000	$64,000	$39,263
Tim Duffy	Incentive Stock Option	100,000	6/30/2008	$0.20000	$0.20000	$20,000	$12,270
Jason Basciani	Incentive Stock Option	128,000	6/30/2008	$0.20000	$0.20000	$25,600	$15,705
Trevor Hyde	Incentive Stock Option	100,000	6/30/2008	$0.20000	$0.20000	$20,000	$12,270
Sheree Usiatynski	Incentive Stock Option	200,000	6/30/2008	$0.20000	$0.20000	$40,000	$24,540